Exhibit 12.3 Statements Re: Computation of Ratios

DELMARVA POWER & LIGHT COMPANY

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
	(millions of dollars)

Earnings
Net income for common stock	$76	$104	$89	$73	$71
Preferred stock dividend	—	—	—	—	—
(Income) loss from equity investees	—	—	—	—	—
Minority interest loss	—	—	—	—	—
Income tax expense	49	65	56	44	42

Pre-tax income for common stock	125	169	145	117	113
Add: Fixed charges*	54	53	55	52	49
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—

Earnings	$179	$222	$200	$169	$162

*Fixed Charges Interest on long-term debt	$48	$46	$49	$45	$42
Interest capitalized	—	—	—	—	—
Other interest	—	—	—	—	—
Amortization of debt discount, premium, and expense	2	3	3	4	4
Interest component of rentals	4	4	3	3	3
Pre-tax preferred stock dividend requirement	—	—	—	—	—

Fixed charges	$54	$53	$55	$52	$49

Ratio of earnings to fixed charges (a)	3.31	4.19	3.64	3.25	3.31

(a)	DPL has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.